EXHIBIT 99.1

Brookfield Infrastructure Issues $200 Million Green Preferred Units

All amounts in U.S. dollars unless otherwise stated

BROOKFIELD, News, Jan. 21, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) (“Brookfield Infrastructure”) today closed the public issuance of 8,000,000 Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”) for gross proceeds of $200 million.

Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution of 5.00% per annum. The Series 14 Preferred Units have been approved for listing on the New York Stock Exchange under the symbol “BIP PR B”.

Brookfield Infrastructure intends to use the net proceeds of the offering to finance and/or refinance recently completed and future Eligible Green Projects, including the development and redevelopment of such projects. Pending the allocation of an amount equal to the net proceeds of the offering, the unallocated portion will be used to repay amounts drawn under Brookfield Infrastructure’s unsecured revolving credit facility.

Morgan Stanley & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC acted as joint bookrunning managers for the public offering. MUFG Securities Americas Inc. and TD Securities (USA) LLC acted as co-managers for the public offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure Partners

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure L.P. (NYSE: BIP, TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $575 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:
Media:	Investors:
Claire Holland	Kate White
Senior Vice President, Communications	Manager, Investor Relations
(416) 369-8236	(416) 956-5183
claire.holland@brookfield.com	kate.white@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words "will", "intend" and "expect" or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the offering and the use of proceeds therefrom. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.